
September 3, 2014

Via E-mail
Shelle Weisbaum
General Counsel
Resource Real Estate Innovation Office REIT, Inc.
1845 Walnut Street, 18th Floor
Philadelphia, PA 19103

> **Re:** **Resource Real Estate Innovation Office REIT, Inc.**
> **Draft Registration Statement on Form S-11**
> **Submitted August 6, 2014**
> **CIK No. 0001614502**

Dear Ms. Weisbaum:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2. Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should be consistent with the representations in the prospectus. Please refer to Item 19B of Industry Guide 5.

3. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. Please clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

4. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

5. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division's Office of Mergers and Acquisitions.

6. We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

7. We note that you will be conducting a "friends and family" program and that RRE Innovation Office Advisor, LLC purchased 14,814.81 shares of common stock at a discount. Please tell us what consideration you gave to providing disclosure under Item 506 of Regulation S-K or revise accordingly.

Prospectus Cover Page

8. Please ensure that your cover page does not exceed one page in length as required by Item 501(b) of Regulation S-K. The cover page should be limited to information required by Item 501 and other information that is key to an investment decision.

Prospectus Summary, page 1

9.   We note your disclosure that you will target cities that attract a young, creative and educated labor pool and provide an affordable, high quality of life. Please revise to clarify the geographic locations that you will target and provide examples of cities that meet your criteria.

What are your investment objectives, page 3

10.   We note your disclosure that your investment objective is to either seek listing or liquidation within three to seven years after the termination of this offering. Please revise to clarify that you may continue indefinitely.

What conflicts of interest will your advisor face, page 7

11.   Please revise this Q&A to discuss the conflict that exists due to the fact that your Advisor has incentives to purchase properties using debt since acquisition and asset management fees will increase when your Advisor uses debt to acquire properties. Please also expand this disclosure to clearly state that acquisition fees are based on the contract purchase price and may create an incentive for your Advisor to accept a higher purchase price for those assets or to purchase assets that may not otherwise be in your best interest.

What is the ownership structure of the company and the Resource Real Estate entities that perform service for you, page 9

12.   Please revise your chart showing the ownership structure of the various Resource Real Estate entities to disclose the percentage ownership your affiliates will have in Resource Real Estate Innovation Office REIT, Inc. or tell us why this is not applicable.

If I buy shares, will I receive distributions and how often, page 17

13.   Please provide a plain English definition of "daily record dates."

Risk Factors, page 25

"We may change our targeted investments, our policies and our operations without stockholder consent," page 29

14.   We note that your board of directors may change your investment policy without stockholder consent. Please disclose how you intend to notify shareholders of any change to your investment policy.

"Purchases of common stock by persons affiliated with us or our advisor should not influence investment decisions of independent, unaffiliated investors," page 31

15.   As currently drafted, this risk factor does not appear to be a risk. Please note that the risk factors section should include a discussion of the most significant factors that make the offering speculative or risky and should not include risks that could apply to any issuer or any offering. Please refer to Item 503(c) of Regulation S-K and revise to clarify the risk to investors or remove.

Estimated Use of Proceeds, page 65

16.   Please revise your "Estimated Use of Proceeds" table on page 68 to quantify the distribution fee associated with the Class T shares in a footnote or otherwise.

17.   Please tell us how you determined that it was appropriate to use an 80%/20% split between Class A shares and Class T shares in this disclosure. We note from disclosure elsewhere in the document that the minimum offering may consist of any mix of Class A and Class T shares. We also note that in the section titled Management Compensation on page 84 that you disclose an estimated dollar amount of each type of fee assuming either that all shares sold are Class A or that all are Class T depending on which is most conservative.

Management Compensation, page 84

18.   We note that you intend to reimburse your advisor for personnel costs. Please specifically disclose whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers. In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor and with respect to reimbursements, please specify any amounts reimbursed for salaries or benefits of a named executive officer. Please also revise your disclosure in the "Compensation to Our Advisor and its Affiliates" section of the Prospectus Summary on page 14.

Prior Performance Summary, page 124

19.   You disclose that Resource Real Estate has sponsored or co-sponsored eleven programs. However, you then disclose that six of the programs are private and three are public. Please revise to state whether the other two programs are public or private. Also, tell us if the other two programs are included in the totals in the following paragraphs and the table on page 125.

Part II. Information Not Required in Prospectus, page II-1

Item 36. Financial Statements and Exhibits, page II-3

20.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed on EDGAR as correspondence.

21.   We note that the exhibit list includes numerous "form of" agreements or other documents, including a "Form of Amended and Restated Articles of Incorporation." Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement. Please file final versions of all required exhibits as promptly as possible, including the final executed version of the Articles of Incorporation which must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

General

     If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

     Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

     You may contact William Demarest, Staff Accountant at (202) 551-3432 or Eric McPhee, Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3391 with any other questions.

                                        Sincerely,

                                        /s/ Erin E. Martin

                                        Erin E. Martin
                                        Senior Counsel

cc: Lauren Prevost